Filed by: Kraft Foods Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Kraft Foods Group, Inc.

Commission File No.: 001-35491

CREATING AN

UNPARALLELED PORTFOLIO

• OF POWERFUL AND ICONIC BRANDS •

Kraft Heinz

Lunchables LEA&PERRINS Velveeta JELL-O Oscar Mayer
Bagel Bites Kraft MAYO weightwatchers Smart Ones PLANTERS Kool-Aid
PHILADELPHIA MAXWELL HOUSE Ore-Ida CLASSICO HP SAUCE

MEET THE KRAFT HEINZ COMPANY

A Transformational Deal in the Food and Beverage Industry

3rd largest North American food and beverage company

5th largest food and beverage company globally

Revenues of approximately **$28 bn**

8 billion-dollar brands

BRANDS ENJOYED BY CONSUMERS AROUND THE WORLD

98% Penetration in North American households (Kraft)

50+ Countries where products have #1 or #2 market share (Heinz)

80% Awareness in 14 key international markets (Kraft)

Forward-Looking Statements

Except for the historical information contained herein, certain of the matters discussed in this communication constitute "forward-looking statements" within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Words such as "may," "might," "will," "should," "could," "anticipate," "estimate," "expect," "predict," "project," "future", "potential," "intend," "seek to," "plan," "assume," "believe," "target," "forecast," "goal," "objective," "continue" or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed merger, integration plans and expected synergies, the expected timing of completion of the transaction, anticipated future financial and operating performance and results, including estimates for growth. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example, the expected timing and likelihood of completion of the pending merger, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the pending merger that could reduce anticipated benefits or cause the parties to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that Kraft shareholders may not approve the merger agreement, the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed transaction, the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Kraft's common stock, and the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Kraft and Heinz to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies, and other factors. All such factors are difficult to predict and are beyond our control. We disclaim and do not undertake any obligation to update or revise any forward-looking statement in this report, except as required by applicable law or regulation.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed transaction between Kraft and Heinz. In connection with the proposed transaction, Heinz intends to file a registration statement on Form S-4, containing a proxy statement/prospectus (the "S-4") with the Securities and Exchange Commission ("SEC"). This communication is not a substitute for the registration statement, definitive proxy statement/prospectus or any other documents that Heinz or Kraft may file with the SEC or send to shareholders in connection with the proposed transaction. SHAREHOLDERS OF KRAFT ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain copies of the S-4, including the proxy statement/prospectus, and other documents filed with the SEC (when available) free of charge at the SEC's website, http://www.sec.gov. Copies of documents filed with the SEC by Kraft will be made available free of charge on Kraft's website at http://www.kraftfoodsgroup.com/. Copies of documents filed with the SEC by Heinz will be made available free of charge on Heinz's website at http://www.heinz.com/.

Participants in Solicitation

Kraft and its directors and executive officers, and Heinz and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Kraft common stock in respect of the proposed transaction. Information about the directors and executive officers of Kraft is set forth in the proxy statement for Kraft's 2015 Annual Meeting of Shareholders, which was filed with the SEC on March 18, 2015. Information about the directors and executive officers of Heinz will be set forth in the S-4. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.